Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes (i) the transcript of a February 2, 2011 investor presentation and (ii) a February 3, 2011 letter to clients of Taplin, Canida & Habacht, LLC, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at (416) 867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Morgan Stanley – U.S. Financials Conference
February 2, 2011
CONFERENCE CALL PARTICIPANTS
Bill Downe
BMO Financial Group — President & CEO
Cheryl Pate
Morgan Stanley — Analyst

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to the expected closing of the proposed acquisition of Marshall & Ilsley Corporation (M&I), future plans for the acquired business, anticipated financial and operating results and impacts of the acquisition; the companies’ plans, objectives and intentions, cost savings, our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the results of or outlook for our operations or for the Canadian and U.S. economies and other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should” and other similar expressions.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes. Actual results about statements respecting the proposed transaction with M&I may differ materially from the results anticipated in such forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence, synergies and cost savings are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29,30, 61 and 62 of Bank of Montreal’s Management’s Discussion and Analysis for 2010, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of M&I’s filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

Caution Regarding Forward-Looking Statements (continued)
In calculating the pro-forma impact of Basel III on our regulatory capital, regulatory capital ratios, and risk-weighted assets (including Counterparty Credit Risk and Market Risk), we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the October 31, 2010 pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at year end or as close to year end as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.
Assumptions about current and expected capital requirements, M&I’s revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in estimating the economics of the transaction, including the internal rate of return to BMO.
Our expectations regarding the key impacts of our transition to International Financial Reporting Standards (IFRS) are based on IFRS as issued by the International Accounting Standards Board (IASB) that are in effect as of this date. Should IFRS change prior to our transition to IFRS, our expectations of the key impacts of transition could change.
Assumptions about the performance of the Canadian and U.S. economies in 2011 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will grow moderately in 2011, that interest rates will remain low and that our assumptions regarding regulatory reforms will be consistent with the implementation of such reforms. We also assumed that housing markets will strengthen in Canada and the United States. We assumed that conditions in capital markets will improve somewhat and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Non-GAAP Measures
Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal’s Fourth Quarter 2010 Earnings Release and Bank of Montreal’s 2010 Management’s Discussion and Analysis, all of which are available on our website at www.bmo.com/investorrelations.
Examples of non-GAAP amounts or measures include: cash earnings per share and cash productivity; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs.
Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers.

Additional Information for Stockholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

PRESENTATION

Cheryl Pate — Morgan Stanley — Analyst
Okay. Good morning. I’m Cheryl Pate. I’m the Canadian banks analyst here at Morgan Stanley, and today it is my pleasure to welcome BMO Financial Group to our conference.
Here to present today from BMO is Bill Downe. Bill has been with BMO since 1983 and has held a variety of senior management positions. He has been in his current role as President and Chief Executive Officer since March 2007. Bill served as Chief Operating Officer prior to his current role.
Bill is the only Canadian member of the International Business Leaders Advisory Council of the Mayor of Beijing and is also a past President of the Federal Reserve Board’s Federal Advisory council. In the community, Bill has served as Chairman of the 2009 Campaign Cabinet for United Way of greater Toronto.
Bill, on behalf of everyone here today, I would like to thank you for participating in our event.

Bill Downe — BMO Financial Group — President & CEO
Great. Thank you very much, Cheryl, for your introduction and also for the invitation to be here today, and good morning to everybody in the room.
Before I begin, I would like to mention that we are currently in our quiet period. Our first quarter ended January 31st, and those results will be released on March 1st. So the presentation and Q&A discussion today is going to focus on our 2010 results and the growth initiatives of the bank.
Also, please note the caution regarding forward-looking statements. For your information, further details about such statements are available in BMO Financial Group’s public filings. All financial numbers in this presentation unless otherwise noted are in Canadian dollars.
In 2010 we posted strong financial results and made significant progress against our key initiatives. My remarks today are going to highlight the success and focus on growth opportunities against which we are currently executing.
As most of you know, in December we announced an agreement to acquire Marshall & Ilsley Corp., and this transaction expands and strengthens BMO’s market position, establishing a leading footprint in the US Midwest. As you can see from the map behind me, the combined branch footprint bolsters our concentration in commercial and retail strength in the US. And with the enhanced capabilities and scale that M&I brings, we are confident this is going to open up additional opportunities for growth for the whole bank. In a few minutes, I will give you a few more details on the pending M&I transaction, but before doing so, I want to provide you with a pre-M&I baseline, as reflected in our 2010 year-end results.
Total revenue for the year which ended October 31 increased 10.4% to $12.2 billion, and net income increased 57% to $2.8 billion. Our cash productivity ratio improved 440 basis points to 61.9%, and the return on equity increased to 14.9% from 9.9% the year before, and we continue to maintain a very strong capital position. Our financial performance is underscored by pre-tax, pre-provision earnings, which reached $4.6 billion, and this was the highest level in the history of the bank. It represented an increase of $937 million from the previous year.
Credit improved significantly during 2010 with provisions for credit losses declining 35% year over year to just over $1 billion.
Our portfolio continues to be well diversified both geographically and by industry. 76% of loans are in Canada, 19% in the US. Consumer represents 64% of the Canadian portfolio, and 86% of these loans are secured. Our US portfolio mix is 44% consumer and 56% commercial and corporate. Commercial real estate represents 10% of US loans and US commercial real estate only 2% of the total loans of the bank. Our portfolio is well diversified, and it is performing better than our peers.
There is a credit recovery underway, and we have confidence in the overall positive trend that we are seeing.
Clearly BMO has a highly stable foundation, one that gives us confidence as we undertake a transaction that will transform our US retail business.
Let me now turn to our operating group performance, but first a word of explanation. BMO employs a methodology of segmented reporting where we charge expected loss to the individual business groups. So you have an indication of the loss that is being booked into the business units as loans are underwritten. And the difference between expected loss and actual loss is charged to Corporate. In addition, actual credit losses by operating group are also broken out separately.
Starting with our flagship business, Personal & Commercial Canada, which has been performing very strongly, this business continued to excel with a 10.3% increase in revenue, driven by loan growth across all products. Net income for fiscal 2010 grew 16.2% to $1.6 billion, and cash productivity improved 200 (sic) basis points to 51%.
Relative to our Canadian peer group, we ranked first in revenue growth for 2010, and we accomplished a number of important objectives in the year. We continue to enhance the customer experience and use our brand to help create a differentiated position built around Making Money Make Sense. We leveraged improvements in our performance management system, achieved greater customer loyalty as measured by net promoter score, an objective measure of customer advocacy, and this success is reflected in increases in the average number of product categories used by both personal and commercial customers. We launched compelling new offers that resonate with our customers and generate incremental profit. We improved productivity of our sales and distribution network, and we redesigned processes and technologies to achieve a higher quality customer experience and at the same time create capacity for customer-facing employees.
And, we are not standing still. In 2010 we began a strategic investment program designed to improve our competitive position further, leveraging our customer knowledge base to drive growth. I will say more about that in a few minutes.
In Personal & Commercial banking in the US, we continue to focus on our leadership position in the Chicago market and increase our presence and visibility in other markets where we compete. While 2010 net income of $168 million was lower than the previous year, we are pleased with the progress that we are making in the business. We increased our personal core deposits by $258 million and improved our deposit share in Metro Chicago by 35 basis points.
The year was also highlighted by the acquisition of certain assets and liabilities of Amcore Bank, in an FDIC-assisted transaction that we announced in April. This was an excellent strategic fit that accelerated our growth strategy, adding quality locations, a good customer base, and new key markets in Northern Illinois and Wisconsin.
Harris was a recipient of the 2010 TNS Choice Award for superior performance in Chicago. Award recipients were chosen by Chicago residents for strong performance in attracting, satisfying and retaining customers. And, our net promoter score of 40 remains strong, in fact among the highest in the industry and well above those of our network peers.
Our Private Client Group had a strong year, delivering net income in 2010 of $470 million, an increase of 31%, year-over-year increase in revenue was 11.6% reflecting growth across most of our businesses, and it was the result of a 13% year-over-year increase in client assets under management and administration driven by both net new assets and improved market conditions. Our cash productivity ratio in this business improved to 71.5%.
We continue to differentiate this business by delivering a client experience anchored in financial and retirement planning with innovation in the design and delivery of products and services, and this includes an integrated wealth management approach in all of our US retail branches.
BMO Capital Markets generated good overall performance in 2010 with net income for the year of $820 million. Our productivity ratio continued to improve, reaching 55.5%. Our business is concentrated on delivering sustainable quality earnings and improving returns, and this effort is paying off with an ROE of 18.8% for the year.
The key to these improved returns is an increased focus on profitable clients as reflected in a robust client prioritization process in both Canada and the United States, which brings multiple disciplines together under a customer relationship management approach. The group materially improved its Canadian league table standing in 2010, reflecting the changes that have been underway in the business. In Q4 Thomson Reuters named us number one in equity, and Bloomberg named us number one in M&A for announced and completed transactions.
In 2010 our businesses performed well, and we finished the year with a strong balance sheet. This set up our December agreement to acquire M&I in a stock-for-stock transaction, which valued the bank at US$4.1 billion. This timing capitalized on greater regulatory clarity, a positive market, our confidence in our ability to generate attractive financial returns in all of our businesses both organically and through acquisition.
I would like to spend a few minutes now talking about the transaction, what it means to our Personal & Commercial business in the United States, and what it means to BMO as a whole. This acquisition is transformational for our US operations, our competitive position, and our customers and employees. And let me put this in perspective. The six Midwest states where we will have a significant footprint together represent a GDP and population equal to that of Canada. We have effectively doubled the size of our domestic market. And we are bringing together highly complementary businesses in retail, commercial and wealth management, businesses that are culturally close, and have a long history of supporting customers and the communities where we live and work.
This transaction will create improved scale that we have long sought for our US business. As you can see on this slide, on a pro forma basis, our branch counts more than doubles to almost 700 as do our assets under management and administration to $312 billion. A 43% increase in US balance sheet will give us a leading position in commercial banking in the Midwest, mirroring our strong position in Canada, and pro forma revenues double to $5.2 billion pretax, while pre-tax pre-provision earnings reach $1.6 billion in the 12 months ended September 30, 2010. That was a pro forma number.
We’re already a market leading bank in Illinois. Post-transaction we strengthened our foundation with top five or better deposit market shares in major metropolitan areas in Indiana, Wisconsin, Minnesota and Missouri, and we have established a beach-head in Kansas. We expect few branch closures associated with this acquisition as the geographical overlap is minimal. And we are also significantly enhancing our US distribution capability, while building critical mass in US wealth management and the private client business.
There are good synergies associated with the acquisition. At the time of the announcement, we estimated expense savings of $250 million, and we will continue to pursue further opportunities. We are also identifying revenue synergies, which we did not build into our accretion model.
The integration work is well underway with both functional and line of business teams in place and a dedicated private management office up and running. Russ Robertson, our CFO since 2008, is leading the integration and chairs the Executive Steering Committee.
Both organizations have considerable integration expense. Over the past few years, past five years rather, BMO has successfully completed 12 acquisitions, just over $2.2 billion, four in our US P&C business, and M&I has completed nine acquisitions totaling $1.8 billion. So our processes are well tested.
Over and above these direct benefits to our existing Personal & Commercial US business, the transaction also changes the BMO Financial Group. First, our expanded US presence will increase our pipeline of opportunities in investment banking, in commercial banking and wealth management. And, second, our overall earnings profile will change with a greater proportion of the total bank’s earnings coming from the retail business.
The M&I transaction is clearly a significant initiative for BMO, but it is by no means the only one. Last month we announced an agreement to acquire Hong Kong-based Lloyd George Management, a firm with approximately US$6 billion in assets under management, a significant proportion of those in mainland China, and approximately $1 billion in India. Lloyd George is a highly respected portfolio manager with deep, experienced investment capabilities. Their strong client focus and research philosophy aligns perfectly with BMO. The acquisition complements our strong base in China, adding further international origination capability to our strength in the US, Europe and the Middle East. The acquisition provides the scale for further expansion of BMO Asset Management and helps us meet our customers growing demand for global investment strategies, and that includes institutional, private banking, brokerage and retail banking clients.
Back to Canada, another initiative of note is the strategic spend that we are making in our high-return retail operations. We are adding more front-line staff, expanding both our branch network, and our online customer communications. We have gained confidence in our ability to invest and grow revenues, and we expect to continue on this path in 2011 to take advantage of what we see as low risk growth opportunities and the opportunity for very profitable growth.
Turning now to capital, on a Basel II basis, our year-end common equity ratio and our Tier 1 capital ratio remained very strong at 10.3% and 13.4% respectively. And based on our calculation, our pro forma common equity ratio on a Basel III basis as of October 31 was 7.8%, exceeding today the announced Basel III 2019 minimal capital requirement. On a pro forma basis at October 31, 2010, if we include M&I, we estimate our Basel III common equity ratio was 6.7%. On a Basel II basis, the Tier 1 capital ratio would have been 11.7%. So both before and after the transaction, we have confidence in our capital levels.
In my comments today, I hope I have communicated our excitement about the future. BMO is focused on providing sustained earnings and dividends, while also offering the opportunity for significant growth now and in the future. I think this is a uniquely clear investment proposition, and I would be happy to take your questions.

QUESTION AND ANSWER

Cheryl Pate — Morgan Stanley — Analyst
Well, maybe I will just kick it off, and then I will open it up to the room. On the Canadian retail business, much has been made of the increasing indebtedness of the Canadian consumer, and we have seen some recent changes to mortgages from CMHC, which you have been advocating shorter amortization periods. So maybe your thoughts on the Canadian retail landscape over the next year or two?

Bill Downe — BMO Financial Group — President & CEO
Okay. There is no question that the debt levels of the Canadian consumer have been rising over the last couple of years. Going into the downturn, I think most Canadians prided themselves that as a nation they were conservative with respect to borrowing. But the situation has really in my view in the last few years shown that the propensity to borrow, particularly in the housing market, was getting ahead of itself.
I think I was asked at a conference like this one a year ago what I thought about Canadian consumer debt levels, and at that time, I said I thought they were quite high enough.
What we have been doing is focusing on product design and the training of our frontline sales force to guide, if you will, our clients, and people who are coming in doing comparative shopping for mortgages and products that we think will suit them better.
And if you look at our websites or our promotional material, we have rolled out a series of things we call smart steps for consumers, and they really focus on making a large down payment — the largest down payment you can when you buy a home. Thinking about shorter amortization periods, so when you have an interest reset, you will have built more equity up in the mortgage. You are less at risk. You have a higher level of confidence. If you are going to buy a first home, reduce your revolving credit before taking on the burden of a new mortgage.
And in the conversations with both the Central Bank Governor and the Minister of Finance, I would have to say we have been very supportive of their campaign to encourage just a moderation of the growth in debt levels, and I think their hope, certainly my hope is, the moderating growth that we are seeing will probably allow those ratios in the total population to come back into balance.
With respect to our own portfolio, we maintained uninterrupted a requirement for a total debt service requirement or a total debt service calculation in any home mortgage or home equity calculation. That is something that I think is sound banking, and we have seen that coming back into our competitors’ alignment of requirements as well.
So I think that from our perspective, the slowing in retail balances is not only healthy, but it will allow for sustained economic growth in the country, and we are big fans of it.

Cheryl Pate — Morgan Stanley — Analyst
Maybe we can talk about, on the Capital Markets side, you have been increasing your investment in the US both with people and distribution and talk about targeting getting back up to 50%. Can you talk about the timeframe you think and whether that is fully organic build-out, or would you think to add some teams and some distribution capabilities along the way?

Bill Downe — BMO Financial Group — President & CEO
Well, Investment Banking is a difficult sector to make acquisitions in because you buy the talent and then you buy it a second time. So I think it’s quite expensive to think about acquiring. But there have been some areas where we have done some acquisitions. We acquired a small firm here in New York about six or seven years ago because they had a very strong research capability, and we have built on that. We now have institutional research coverage for a universe of about 500 issuers in the United States, and that compares to about 450 in Canada. Bank of Montreal is long recognized as the top research house in Canada.
So the investment that we have made in debt and equity underwriting and the research capability, which I think independent research is critical to having an investment bank with a good reputation and one that customers will value, has all been made.

What we have been doing is building out, taking advantage really, of the labor market to build out the teams that we have in specialized industries. I ran our corporate banking business 15 years ago and started in the wholesale side, I hate to say it, 33 years ago. But my own experience is, if you have deep sector focus in the institutional business, the value you can bring to the clients is very high. So what we have done is supplemented those client coverage teams in areas like food and agriculture where we have a very visible market position. The oil and gas business we have had a very active office in Houston since 1961. It continues to add to the breadth of its offering, everything from loans and commodity hedging, to now we have we actually have research based in Houston.
So the oil and gas business, I think those of you who know BMO, we are a global leader in mining and metals, so that’s another area where we continue to strengthen. And historically we have had also in communications and media a strong presence and as well in healthcare.
So the investment has really said we have an execution platform now that is capable of doing the same volume of business as we do in Canada. We supplemented the origination, and my patience for businesses that don’t earn a return on their investment is not very high. So the people running the business, I think, are highly motivated within the next two or three years to be able to bring those earnings back up.
Historically the US and Canada was about the same, and one of the reasons for that is the upper end of the commercial market from a lending perspective was also covered by the investment bank.
In January of this past year, we shifted the balance sheet part of that client universe into commercial banking, so we could get a little more intensive coverage, and we have seen a drop off in lending volume. And that is really what I think what has mostly contributed to the appearance that the US business is smaller than that Canadian business.
But having made that adjustment, I think the quality of the earnings that we are going to see from our US investment bankers are going to be much more weighted to non-interest revenue. So, as it comes back up, it is going to be in a position that I’m going to be a lot more comfortable with.

Unidentified Audience Member
Can you talk about your reserve coverage at this point, where it was in the past, and where you expect it to be going forward?

Bill Downe — BMO Financial Group — President & CEO
Well, the numbers are actually strengthening. I think that, with respect to the risk methodology, one of the things that has served us well back to the early 90s, was the practice of booking expected loss in the businesses and watching those expected losses very carefully. So that, as we build provisions and we build the general provision, we have a pretty good estimate of what we think the UL in the portfolio is.
So we are now at the point in the cycle where the expected loss is going to start to decline. Those coverage ratios we would expect to strengthen, although from my perspective the underlying loss that is in the portfolio that has not appeared is far lower today than it was at the beginning of the cycle.
So if you look at our numbers on a straight coverage basis, they are approximately equivalent to our Canadian peers. But our realized losses over time have run about 20 basis points below the market average. So I’m very comfortable with them. I think the coverage will start to build again. One of the exercises we did is we went back to 1990 and looked at the history of booked expected loss versus actual realized losses, and over a 23-year period, they pretty much matched each other through the cycle.
That process we began in 1991, interestingly, was consequence of financial regulation in Canada changing. Up to that point, banks used to book reserves on a five-year smoothed basis, and the great intellectual minds said that was not a very effective way of measuring risk. So we went to the booking of expected loss at that particular time, and it has worked out extremely well.

Unidentified Audience Member
Could you talk about the trends that you are seeing in your US portfolios outside commercial real estate?

Bill Downe — BMO Financial Group — President & CEO
Well, we are starting to see a lot more conversation around capital expenditure and investment on the part of our clients. In 2010 we saw new line originations picking up, but the level of utilization has not. In truth what has happened is the amount of credit that people have contracted for has been increasing. The amount of credit that they are using has not. And this notion that banks are not lending is one that puzzles me a little bit. I think in truth corporates are gaining courage slowly to borrow. And as yet, we have not seen a big pickup in balances at all, but a great deal more conversation about it. And when I look at the M&A pipeline, that is really what gives me the optimism that the commercial banking business is going to get some legs.
I think the other element of it, and I would say this is more evident in the US than in Canada, is our clients in the Midwest are thinking about export markets very actively, looking out beyond the US market. Obviously the dollar has not hurt them in the same way as it has hurt European manufacturers as far as their competitiveness goes.
And I think if you look at things like the last three months, the conversations that have taken place between China and the United States, that what the Chinese are doing is they are quietly opening up access to their markets to US producers, and our clients are actively engaging in that regard.
We see that because we have a pretty active branch system. We have four commercial branches in China, three of which have been incorporated into a bank. A big portion of the business that we do there is trade finance out of the Midwest. I think 85% of our revenues are US companies, and that is where I see the life is we are looking beyond the domestic demand.
So I guess I have been a little bit more optimistic about 2011 than what I have read from economists. But I think in the last three or four weeks or so since the first of the year, you are seeing a broader interest across the board. And thank you for not asking me about commercial real estate because it’s just basically standing still.

Unidentified Audience Member
Can you walk us through your thinking on the financing of M&I? Was there ever serious consideration of a cash component?

Bill Downe — BMO Financial Group — President & CEO
Well, you are talking about the fact that we are issuing shares in return for M&I shares, and we contemplated capital raises as well as opposed to using cash? Was that your question?

Unidentified Audience Member
Yes and just run us through the whole thought process. I mean you are doing an all-stock deal. What other options were available, and why did you eliminate them?

Bill Downe — BMO Financial Group — President & CEO
Well, as I said, I think the timing around this transaction was excellent because we do have some clarity emerging around what global capital standards will be. I think the pronouncement, if you will, on the part of the Basel committee that 7% Tier 1 common ratio is a standard that banks ought to be moving to as soon as possible, which I take to be by 2013. I think that is a reflection of what we are going to see across the banking industry. If you tracked any of the debate that took place last week in Europe around bank capital Wednesday, Thursday and Friday, there was quite a bit of discussion around whether the Swiss model of Tier 1 common ratio of 13% or something in between that and 7% was going to prevail. I think our objective was to start with strong capital ratios, maintain strong capital ratios, and the flexibility to be able to continue to do things.
You know, we in 2007, 2008 and 2009, we significantly strengthened the capital of the bank in a market that was adverse, and fortunately we had positive earnings close to $2 billion in the two worst years. But that strong capital put us in a position that we’re able to make acquisitions at a moment in time where the competition simply was not on the playing field. We wanted a life insurance business in Canada very badly. There were almost no opportunities to make an acquisition. The restructuring of AIG globally created a moment in time at the end of 2008 when I know they wanted to have a successful sale of at least a part of AIG. We were able to buy that business almost uncontested because we had the capital capacity, and it was a moment when, if you remember those days, they were pretty dark days. But we had the confidence in both the earnings power of the bank and the fact that we started with a strong capital ratio. We had the chance to buy a business that would not have been for sale otherwise.

If you think about our disclosure following October 31st, the end of our fiscal year, we were very explicit about where we come out on Basel II and Basel III as of October 31st. So that if an opportunity presented itself, the market could look at it and say, this is a well capitalized bank that they have the capacity to do it.
The Superintendent of Banking in Canada yesterday released some guidance around bank capital, and I would say it is entirely consistent with the approach that we have taken. That to have that Tier 1 capital (sic) ratio confidently above 7% as soon as possible, which I take to be certainly by 2013, just makes good sense.
The Lloyd George acquisition I think is another interesting example. We own 25% of Fullgoal, a Chinese mutual fund company. We believe there is going to be an opportunity at some point in time to sell Fullgoal funds into the US market and sell US Asset Management through Fullgoal. But what Lloyd George gives us is an institutional piece.
We would not have been able to buy Lloyd George at this moment in time if we had not had confidence in the capitalization of the bank. So from my perspective, it is really driven by where you want the capital levels of the bank to be, and the advantage that gives you in a market where you can buy assets that represent extremely good value, but only if you have the capacity.

Cheryl Pate — Morgan Stanley — Analyst
Maybe continuing on the theme of the M&I acquisition and the greater scale that you do have in the US now, can you talk about maybe some of the potentials down the road to leverage synergies from a North American perspective, things such as global sourcing perhaps and other opportunities that may come out of that?

Bill Downe — BMO Financial Group — President & CEO
We certainly contemplate that with a branch network of 700 in the US and 900 in Canada, that going forward any expenditure that we make on big systems is going to look at an integrated view. It was about five years ago that we shifted all of our mainframe processing from Chicago from a data center that we closed down to a combined operation outside of Toronto where we now do all of the heavy processing for the whole organization.
And I recall, at the time that we did that, the systems people and the consultants said, this is at the outside limit of what you can do. The distance between the US market and this center is at the technological limit. We will never be able to do anymore North/South integration because of the fact that the electrons just cannot move that fast or that far.
In five years, my view has changed. I know the view of our technology people has changed. And most of what we do can be done on a continental basis going forward. Now we have investments in legacy systems, but everything that turns over from this point forward whether it is the online experience or call centers, instead of being fragmented — I think we had 15 or 16 call centers in Canada five years ago — we are bringing that down to less than five, probably to two. And with this much larger branch footprint in the United States, it makes logical sense for me to balance it on two sides of the border.
So it is in everybody’s plan. The Steering Committee that is working on the integration includes people in key roles from Canada whose responsibility it is to look for savings in their businesses. I have told people that I expect that the productivity of our Canadian business will improve as a consequence of bringing M&I’s branches onto our system.

Cheryl Pate — Morgan Stanley — Analyst
Maybe one last one on the US P&C business. On the regulatory front, I think you have been upfront about the impact of Reg E on the business both legacy Harris and a similar impact from M&I and recouping some of that over time. Can you talk about some of the initiatives or customer offers that you are making to make up for some of the impact of regulation?

Bill Downe — BMO Financial Group — President & CEO
First of all, from our perspective, Reg E is not very punitive. I know there has been a lot of handwringing on the topic. But the vast majority of our personal customers were using negotiated lines of credit in place. So they had facilities in place that as a consequence we had very little spontaneous overdrawing, which means I think the number for both M&I and Harris were in the $20 million to $25 million range each, which relative to the billions in many other distribution systems, it is inconvenient.
But what it speaks to more is the relationship we have with our customer. Our belief is, if we don’t invest in consumer education, if we don’t invest in helping our customers to make better decisions, hitting a bank machine with your debit card and incurring an overdraft fee is not a good decision. It is not a sensible thing to do. So the whole orientation of the business has been around this belief that if — and the catch phrase is “Making Money Make Sense” — that if we invest heavily in our front-line helping consumers to make better decisions, it will not be an issue.
So I think that those people who were inadvertently incurring debit charges and overdraft charges, because they were not paying attention, there are a number of offers in place where they can simply get an existing credit line confirmed. I think the only thing we might do is more pre-approved lines, and just go to them and say you have a line.
I think there is a gentleman here who has a question, too.

Unidentified Audience Member
Two quick questions on M&A. First, you have done an assisted deal and an open market deal over the last couple of years. Could you compare the return on invested capital on each one, and sort of what are the drivers of the differences?
And then second, you are in a number of different geographies. Could you talk about where you will be investing incremental capital in US retail banking?

Bill Downe — BMO Financial Group — President & CEO
The question about the difference between a government-assisted transaction and M&I, which I think is one of the very early healthy bank acquisitions to be done, the returns in the government-assisted transaction...we look at acquisitions and say, if we cannot get an internal rate of return in excess of 15%, we probably don’t want to spend a lot of time trying to make it happen...and both transactions certainly are above that hurdle rate.
In the FDIC transaction, I think you have less upside. Basically what you are doing is you’re buying physical distribution points and customers, and because of the way the loss share works, you don’t have a lot of variability. You can predict what the losses will be. They absorb 80% of them, and you move on.
What we saw in the case of AMCORE was relief on the part of both employees and customers, so we got a positive response in the market right away. Quite surprising, we were in those branches on Saturday morning with full teams at every branch. We had our own people deployed when the branches opened. People were coming in and opening accounts, which was a bit of a surprise to me. I did not expect that a troubled bank that was closed, you would have that kind of response the next day.
The M&I transaction, I don’t know because it is not closed, but the initial response on the part of customers and employees has similarly been relief.
This bank was founded in 1865. Our bank was founded in 1817. And it is one of the first things that was played back to me by a couple of major clients of their bank who called and said they were pleased with the transaction. That they felt that the business model, the commitment to the community, the way that we conduct ourselves was so complementary that as unhappy as they were that the leading locally owned bank in Wisconsin was going to be merged, they felt it was the best outcome. And I called the Governor-Elect the morning that we announced the transaction, and we had a long conversation about the Great Lakes’ economy, the importance of banking. So in both these cases, the response from the market has been positive.
The business proposition in a bank like M&I I think is significantly greater in terms of upside. In the FDIC-assisted transaction, we have the number one position in Rockford. That is great. But Rockford’s population, we know what the growth characteristics of Rockford are going to be, and that is how fast that will grow.
But in Minnesota, Wisconsin, Indiana and Missouri, M&I has done an excellent job in building out the branch system, in building their commercial banking business, in building a reputation in the market that is very consistent with our own. But their product offering was so limited and their ability to grow in the last three years was so limited by circumstance that I think the growth opportunities are actually going to be quite exciting.

As I said, we did not build any revenue synergies into our model simply because I think people tend to discount revenue synergies. But from my perspective, in the first week in January, I visited five cities, met with between 200 and 900 employees in each of those cities, and they all want to talk about doing business. We announced on December 17. You had the end of the year break, and that is what they wanted to talk about. They wanted to talk about the opportunities they would have to grow their business.
So I think both transactions to the point of the question the gentleman who asked over here, this is a unique moment in time when you can buy high quality assets and have a pretty clear line of sight how you are going to be able to grow the business afterwards.
And finally, I know, Cheryl, I have run out of time. I think we have said that we have a bias towards contiguous acquisitions. I think we have a lot of fill-in opportunities in the states where M&I is operating. We can grow in St. Louis. We can grow in Kansas City. We can grow in Indianapolis. Where we are in a top five market position, we can see how we can get to a number three. So I would like for us to just concentrate on closing, integration, and then in-fill.
Thanks very much. I think I have used up my time and probably the guy after me’s time too.

Cheryl Pate — Morgan Stanley — Analyst
Thank you, again, Bill.

Barry S. McInerney Head of BMO Asset Management – U.S. & International	190 S. LaSalle Street, 4th Floor Chicago, IL 60603 Telephone: (312) 461-7720 Facsimile: (312) 461-7096 barry.mcinerney@bmo.com
February 3, 2011
Dear Clients and Friends of TCH:
As you may know, BMO Financial Group (BMO) recently announced a definitive agreement under which BMO will acquire Marshall & Ilsley Corporation (M&I). The transaction is subject to customary closing conditions, including regulatory approvals and approval from shareholders of M&I. We anticipate the closing will occur prior to July 31, 2011.
Given M&I’s majority ownership stake in Taplin, Canida & Habacht, LLC (TCH), we take this opportunity to offer assurances of our intent to not alter TCH’s autonomy in its business and investment operations in Miami. TCH’s strong client focus and research philosophy aligns perfectly with BMO. Tere Alvarez Canida will remain as president of TCH; she, Alan Habacht, and Bill Canida will continue to be responsible for managing and servicing the firm’s accounts.
Established in 1817 and based in Toronto, BMO Financial Group serves more than 10 million personal, corporate and institutional customers in North America and internationally. BMO’s United States operations are headquartered in Chicago with affiliated locations in 12 states.
BMO Asset Management1 spans the globe with operations in Canada, the United States, the United Kingdom, the United Arab Emirates, and last month BMO announced it had reached a definitive agreement to acquire Lloyd George Management, based in China (Hong Kong). BMO has extensive asset management capabilities, meeting institutional, private banking and retail clients’ growing demand for global investment strategies.
We will welcome TCH into this elite group of asset managers upon completion of the merger. TCH’s reputation for fixed income management and client service is consistent with our objective to deliver world-class investment management expertise. Combined, global assets under management could exceed US$100 billion.

[1]	BMO Asset Management™ (“BMO AM”) is a Trademark of Bank of Montreal and a trade name used in Canada and the U.S. by the Bank of Montreal and Harris N.A. BMO AM is the umbrella structure for BMO Financial Group’s institutional investment management companies: BMO Asset Management Inc. (formerly Jones Heward Investment Counsel Inc.), Harris Investment Management, Inc., HIM Monegy, Inc. and Pyrford International Ltd.

If you have any additional questions, we welcome the opportunity to talk with you.
Sincerely,
/s/  Barry S. McInerney
Barry S. McInerney
Head of BMO Asset Management — U.S. & International
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.